

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2026

Chris Mondzelewski
Chief Executive Officer
BRC Inc.
3131 W. 2210 S., Suite C
West Valley City, UT 84119

> **Re: BRC Inc.**
> **Registration Statement on Form S-3**
> **Filed on March 25, 2026**
> **File No. 333-294604**

Dear Chris Mondzelewski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Elizabeth Razzano